Exhibit 8.1

List of Subsidiaries of Videotron Ltd.

Name of Subsidiary	Jurisdiction of Incorporation or Organization

Le SuperClub Vidéotron ltée	Québec

Société d’édition et de Transcodage T.E. ltée	Québec

Videotron US Inc.	Delaware

7215924 Canada inc.	Canada